                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  ------------

                                  SCHEDULE 13D

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)
                               (AMENDMENT NO. 1)1

                             VINA TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92719D100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                STEVEN M. BAUMAN
                             VINA TECHNOLOGIES, INC.
                               39745 EUREKA DRIVE
                                NEWARK, CA 94560
                                  510-492-0800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 10, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

              NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 12 Pages)

--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------------------       -----------------------------------
  CUSIP NO. 92719D100                  13D                   Page 2 of 12 Pages
-------------------------------------       -----------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             SIERRA VENTURES V, L.P.
                             I.R.S. I.D.#  94-3772155
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a) / /                         (b) /X/
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                  WC

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)   / /
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                  CA

--------------------------------------------------------------------------------
      NUMBER OF       7      SOLE VOTING POWER
        SHARES                               NONE
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
                  --------- ----------------------------------------------------
                      8     SHARED VOTING POWER
                                           8,591,484
                  --------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
                                             NONE
                  --------- ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                            8,591,484
---------- ---------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           10,209,519
---------- ---------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES* / /
---------- ---------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                              32.4%
---------- ---------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
                          PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------       -----------------------------------
  CUSIP NO. 92719D100                  13D                   Page 3 of 12 Pages
-------------------------------------       -----------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       SV ASSOCIATES V, L.P.
                       I.R.S. I.D.#  94-3222154
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a) / /                         (b) /X/
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                  AF

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)   / /
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                  CA

--------------------------------------------------------------------------------
      NUMBER OF       7      SOLE VOTING POWER
        SHARES                               NONE
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
                  --------- ----------------------------------------------------
                      8     SHARED VOTING POWER
                                           8,591,484
                  --------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
                                             NONE
                  --------- ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                           8,591,484
---------- ---------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          10,209,519
---------- ---------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES* / /
---------- ---------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                              32.4%
---------- ---------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
                          PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------       -----------------------------------
  CUSIP NO. 92719D100                  13D                   Page 4 of 12 Pages
-------------------------------------       -----------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       SIERRA VENTURES VI, L.P.
                       I.R.S. I.D.#  94-3259091
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a) / /                         (b) /X/
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                  WC

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)   / /
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                  CA

--------------------------------------------------------------------------------
      NUMBER OF       7      SOLE VOTING POWER
        SHARES                               NONE
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
                  --------- ----------------------------------------------------
                      8     SHARED VOTING POWER
                                           1,618,035
                  --------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
                                             NONE
                  --------- ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                           1,618,035
---------- ---------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           10,209,519
---------- ---------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES* / /
---------- ---------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                              32.4%
---------- ---------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
                          PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------       -----------------------------------
  CUSIP NO. 92719D100                  13D                   Page 5 of 12 Pages
-------------------------------------       -----------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       SV ASSOCIATES VI, L.P.
                       I.R.S. I.D.#  94-3259090
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a) / /                         (b) /X/
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                  AF

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)   / /
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                  CA

--------------------------------------------------------------------------------
      NUMBER OF       7      SOLE VOTING POWER
        SHARES                               NONE
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
                  --------- ----------------------------------------------------
                      8     SHARED VOTING POWER
                            1,618,035
                  --------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
                                             NONE
                  --------- ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            1,618,035
---------- ---------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,209,519
---------- ---------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES* / /
---------- ---------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                              32.4%
---------- ---------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
                          PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

                  This statement relates to the common stock (the "Common Stock"), of VINA Technologies, Inc., a Delaware corporation ("VINA"). The principal executive offices of the Company are located at 39745 Eureka Drive, Newark, CA 94560.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) Pursuant to Rules 13d-1(f)(1) and (2) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on Schedule 13D on behalf of Sierra Ventures V, L.P, a California limited partnership ("Sierra V"), SV Associates V, L.P., a California limited partnership, the sole General Partner of Sierra Ventures V, L.P. ("SV Associates V"), Sierra Ventures VI, L.P., a California limited partnership ("Sierra VI"), and SV Associates VI, L.P., a California limited partnership, the sole General Partner of Sierra Ventures VI, L.P. ("SV Associates VI") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that such a "group" exists. With respect to SV Associates V, and SV Associates VI, this statement relates only to SV Associates V's, and SV Associates VI's indirect, beneficial ownership of 10,209,519 shares of Common Stock of VINA Technologies, Inc. (the "Shares"). The Shares are held directly by Sierra V and Sierra VI. Management of the business affairs of SV Associates V and SV Associates VI, including decisions respecting disposition and/or voting of the Shares, is by majority decision of the general partners of SV Associates V and SV Associates VI listed on Exhibit B hereto. Each individual general partner disclaims beneficial ownership of the Shares.

                  SIERRA VENTURES V, L.P.

                  (b) - (c) Sierra V's principal business address (which also serves as its principal office) is 3000 Sand Hill Road, Building 4, Suite 210, Menlo Park, California 94025. The sole general partner of Sierra V is SV Associates V.

                  SIERRA VENTURES VI, L.P.

                  (b) - (c) Sierra VI's principal business address (which also serves as its principal office) is 3000 Sand Hill Road, Building 4, Suite 210, Menlo Park, California 94025. The sole general partner of Sierra VI is SV Associates VI.

                                 Pages 6 of 12

                  SV ASSOCIATES V, L.P.

                  (b) - (c) SV Associates V's principal business address (which also serves as its principal office) is 3000 Sand Hill Road, Building 4, Suite 210, Menlo Park, California 94025. The general partners of SV Associates V are set forth on Exhibit B.

                  SV ASSOCIATES VI, L.P.

                  (b) - (c) SV Associates VI's principal business address (which also serves as its principal office) is 3000 Sand Hill Road, Building 4, Suite 210, Menlo Park, California 94025. The general partners of SV Associates VI are set forth on Exhibit B.

                  (d) During the past five years, none of the entities or persons identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, none of the entities or persons identified in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The source of the funds used in making the purchase was the partnership funds of Sierra Ventures VI, L.P. The amount of funds was $2,298,864.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Sierra VI purchased for investment purposes 191,572 shares of common stock of VINA at its initial public offering at a price of $12.00 per share. VINA had previously appointed Jeffrey M. Drazan, a general partner of SV Associates V and SV Associates VI, the general partners of Sierra Ventures V and Sierra Ventures VI, respectively, to its Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b) See rows 5-11 of cover pages.

                  (c) On August 10, 2000, Sierra Ventures VI purchased 191,572 shares of Common Stock of VINA at the initial public offering price of $12.00 per share.

                  (d) Under certain circumstances set forth in the limited partnership agreements of Sierra V, SV Associates V, Sierra VI and SV Associates VI, the general and limited partners of such entities may have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of VINA held by such entity. No such partner's rights relate to more than five percent of the class.

                  (e)      Not Applicable.


                                 Pages 7 of 12

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as set forth in Items 1-5 above, there are no contracts, arrangements, understandings or relationships among Sierra Ventures V and Sierra Ventures VI and any of the persons named in Item 2 or between SV Associates V and SV Associates VI and any other person with respect to the Common Stock of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                    Exhibit A     Agreement of Joint Filing
                    Exhibit B     General Partners of SV Associates V, L.P. and
                                  SV Associates VI, L.P.

                                 Pages 8 of 12

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 7,  2000                             SIERRA VENTURES V, L.P.

                                               By:      SV ASSOCIATES V, L.P.
                                               Its General Partner

                                               By: /s/ MARTHA A. CLARKE ADAMSON
                                                  ------------------------------------
                                                  Martha A. Clarke Adamson,
                                                  Attorney-in-Fact for the General Partners

                                               SV ASSOCIATES V, L.P.

                                               By: /s/ MARTHA A. CLARKE ADAMSON
                                                  ------------------------------------
                                                  Martha A. Clarke Adamson,
                                                  Attorney-in-Fact for the General Partners

                                               SIERRA VENTURES VI, L.P.
                                               By:      SV ASSOCIATES VI, L.P.
                                               Its General Partner

                                               By: /s/ MARTHA A. CLARKE ADAMSON
                                                  ------------------------------------
                                                  Martha A. Clarke Adamson,
                                                  Attorney-in-Fact for the General Partners

                                               SV ASSOCIATES VI, L.P.

                                               By: /s/ MARTHA A. CLARKE ADAMSON
                                                  ------------------------------------
                                                  Martha A. Clarke Adamson,
                                                  Attorney-in-Fact for the General Partners


                                 Pages 9 of 12

                                  EXHIBIT INDEX



        EXHIBIT NO.          DOCUMENT DESCRIPTION                                             PAGE NO.
        -----------          ---------------------                                            --------

             A               Agreement of Joint Filing                                           11
             B               General Partners of SV Associates V, L.P., and                      12
                             General Partners of SV Associates VI, L.P.

                                 Pages 10 of 12